December 19,
2018

Tao Jiang
Chief Executive Officer
Leaping Group Co., Ltd.
2010 Huaruntiexi Center
Teixi District, Shenyang
PRC

       Re: Leaping Group Co., Ltd.
           Draft Registration Statement on Form F-1/A
           Submitted on December 17, 2018
           CIK No. 0001757083

Dear Mr. Jiang:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form F-1/A filed December 17, 2018

Facing Page

1. We note your response to prior comment 1; however, footnote (1) indicates that shares sold privately prior to this offering may be resold as part of this offering. If that is the case, you should revise the registration statement throughout to reflect the secondary offering component.
Prospectus Summary, page 5

2. We note your response to prior comment 2. Please revise throughout to disclose when you anticipate earning revenues from the distribution of the web TV series "Meet Myself."
 Tao Jiang
Leaping Group Co., Ltd.
December 19, 2018
Page 2

        You may contact Charles Eastman, Staff Accountant, at 202-551-3794, or Terry French,
Accounting Branch Chief, at 202-551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-
3415, or Larry Spirgel, Assistant Director, at 202-551-3815, with any other questions.



FirstName LastNameTao Jiang                                 Sincerely,
Comapany NameLeaping Group Co., Ltd.
                                                            Division of
Corporation Finance
December 19, 2018 Page 2                                    Office of
Telecommunications
FirstName LastName